

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2022

George L. Pita
Executive Vice President and Chief Financial Officer
MASTEC, INC.
800 S. Douglas Road, 12th Floor
Coral Gables, Florida 33134

   Re: MASTEC, INC.
     Registration Statement on Form S-4
     Filed August 29, 2022
     File No. 333-267128

Dear Mr. Pita:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Real Estate & Construction

cc: Philip Richter, Esq.